UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

GENERAL DYNAMICS CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

369550108

(CUSIP Number)

Aaron Rappaport

Longview Asset Management, LLC

222 B. LaSalle St., Suite 2000

Chicago, Illinois 60601

(312) 236-6300

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 4

CUSIP No. 369550108

(1)	Names of reporting persons Longview Asset Management, LLC I.R.S. Identification No.: 36-4245844
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 28,098,241
	(8)	Shared voting power
	(9)	Sole dispositive power 28,098,241
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 28,098,241
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 10.3%
(14)	Type of reporting person (see instructions) IA

SCHEDULE 13D	Page 3 of 4

Explanatory Note

The Reporting Person (as defined below) listed on the cover page to this Schedule 13D amendment hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations promulgated thereunder. This Statement is an amendment of the original Schedule 13D filed on January 2, 1970 (the “Original Schedule 13D”), as amended by: Amendment No. 1, filed January 26, 1970; Amendment No. 2, filed February 13, 1970; Amendment No. 3, filed March 2, 1970; Amendment No. 4, filed April 20, 1970; Amendment No. 5, filed January 12, 1971; Amendment No. 6, filed September 25, 1974; Amendment No. 7, filed January 20, 1975; Amendment No. 8, filed May 19, 1975; Amendment No. 9, filed October 22, 1975; Amendment No. 10, filed November 20, 1975; Amendment No. 11, filed January 16, 1976; Amendment No. 12, filed June 2, 1976; Amendment No. 13, filed November 4, 1976; Amendment No. 14, filed January 14, 1977; Amendment No. 15, filed May 11, 1977; Amendment No. 16, filed September 21, 1979; Amendment No. 17, filed June 16, 1980; Amendment No. 18, filed June 15, 1981; Amendment No. 19, filed March 7, 1984; Amendment No. 20, filed December 10, 1986; Amendment No. 21, filed June 11, 1987; Amendment No. 22, filed August 26, 1992; Amendment No. 23, filed July 2, 1999; Amendment No. 24, filed November 9, 2001; Amendment No. 25, filed July 16, 2003; Amendment No. 26, filed October 17, 2014; Amendment No. 27, filed July 26, 2017; and Amendment No. 28, filed October 2, 2023 (the Original Schedule 13D as amended by Amendment Nos. 1 through 28 is referred to herein as the “Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. Except as amended hereby, the information set forth in the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended to read as follows:

(a) – (b) By virtue of its management of Longview Client accounts, Longview beneficially owns 28,098,241 shares of Common Stock, as of March 31, 2024, representing approximately 10.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 273,980,202 shares of Common Stock issued and outstanding as of January 28, 2024 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on February 8, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended to read as follows:

Certain Longview Clients, from time to time, borrow from brokers or banks through margin or similar accounts at prevailing interest rates, upon customary terms and conditions, including the pledge of Common Stock. These borrowings generally relate to different securities owned by such persons, and not just the Common Stock. On April 10, 2024, certain Longview Clients entered into a Loan Agreement with Bank of America, N.A. providing for the extension of revolving credit loans to the borrowers, secured by, among other things, a pledge of 2,991,919 shares of Common Stock. The Loan Agreement is subject to standard default and pledge provisions. The Longview Clients may from time to time repay, refinance or incur additional borrowings that are secured by Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/10/2024	Signature:	/s/ Aaron Rappaport

	Name:	Longview Asset Management, LLC

	By:	Aaron Rappaport
	Title:	Vice President, Chief Operating Officer and Chief Compliance Officer